OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Stitle, Stephen A.		National City Corporation (NCC)
	Chairman, National City Bank of Indiana 101 Washington Street	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			01/21/2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Indianapolis, IN 46255 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Executive Vice President

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		01/21/2003				M			5,614.00	A	$17.8125				D

	Common Stock		01/15/2003				F			3,551.00	D	$28.16				D

	Common Stock		01/15/2003				M			44,386.00	A	$17.8125				D

	Common Stock		01/15/2003				F			33,548.00	D	$28.16		132,007.00		D

	Common Stock (Restricted Stock)													11,485.00		D

	Common Stock (NCC 401(k) Plan)													3,842.65		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Options (Rights to Buy)		$17.8125		01/21/2003				M				2,807.00

	Options (Rights to Buy)		$17.8125		01/21/2003				M				2,807.00

	Options (Rights to Buy)		$17.8125		01/21/2003				M				22,193.00

	Options (Rights to Buy)		$17.8125		01/21/2003				M				22,193.00

	Options (Rights to Buy)		$28.16		01/21/2003				A				3,551.00

	Options (Rights to Buy)		$28.16		01/21/2003				A				33,548.00

	Units of interest in the Executive Savings Plan

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	06/20/2001	06/20/2010		Common Stock	2,807.00						D

	06/20/2002	06/20/2010		Common Stock	2,807.00						D

	06/20/2001	06/20/2010		Common Stock	22,193.00						D

	06/20/2002	06/20/2010		Common Stock	22,193.00						D

	07/21/2003	06/20/2010		Common Stock	3,551.00						D

	07/21/2003	06/20/2010		Common Stock	33,548.00				187,099.00 (1)		D

									9,583.82		D

Explanation of Responses:

(1) These Options were granted under the Issuer's Stock Option Plans between 07/28/1997 and 01/21/2003 at exercise prices ranging from $27.48/share to $33.9375/share. Each option generally, will expire 10 years from the date of its grant. Generally, the options become exercisable 50% annually after the grant date. The exercisability of some options which were intended to qualify as ISO's may be further limited by the Internal Revenue Code.

Stephen A. Stitle by Carlton E. Langer, attorney-in-fact	01/21/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.